UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 5, 2024

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

300 Park Avenue, 15th Floor New York, NY	10022
(Address of principal executive offices)	(Zip code)

(844) 943-5378

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modifications to Rights of Securityholders

Effective August 8, 2024, YieldStreet Management, LLC determined to indefinitely suspend the share redemption plan of YS RE RAF I LLC (the “Company”), in accordance with the terms of Operating Agreement of the Company. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors are being made in connection with the Company’s determination, based on the current market conditions in the commercial real estate market, to discontinue and wind down the Company. The Company plans to sell its assets in a manner intended to maximize returns to investors, and estimates the wind down process will take two to three years. The Company’s letter to stockholders regarding the suspension of the Redemption Plan and the wind down is furnished with this Current Report on Form 1-U as Exhibit 99.

Item 7. Departure of Certain Officers

Effective August 5, 2024, Timothy Schott, the Chief Financial Officer of the Company resigned from such role.

Effective August 5, 2024, Nazar Stelmakh, a Vice President of the Company was removed from such role.

The Company’s board of managers has appointed Stephen Ferrara to serve as the Company’s Chief Financial Officer and chief accounting officer, effective upon Mr. Schott’s resignation. Mr. Ferrara will not be compensated for his services as the Company’s Chief Financial Officer and chief accounting officer.

Mr. Ferrara is also the funds controller of the Sponsor. Prior to joining Yieldstreet he was an Associate Director at Point72 Asset Management, managing teams in both Fund Administration and Treasury. Most recently, he was the Controller and Chief Compliance Officer at Ocean Park Investments.  Mr. Ferrara started his career in public accounting at Deloitte, where he spent 6 years, leaving as a manager. He is registered as a CPA in the State of Connecticut and has a Bachelor of Science degree in accounting and finance from Bryant University.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 9, 2024.

YS RE RAF I LLC

By:	YieldStreet Management, LLC, its manager

/s/ Mitchell Rosen
By:	Mitchell Rosen, Chief Executive Officer